FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated August 11, 2011 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna

Name:	Hoshang K Sethna

Title:	Company Secretary

Dated: August 11, 2011

Jaguar Land Rover PLC

Interim Report

for the quarter ended 30 June 2011

This report uses: group, company, Jaguar Land Rover, JLR to refer to Jaguar Land Rover PLC and its subsidiaries.

KEY FIGURES

	Quarter ended 30 June
(£ in millions, unless stated)	Qtr 1 2011/12	Qtr 1 2010/11	% Change

Volume (in 000’s)
Retail	63	59	7
Wholesales	62	59	5

Income Statement
Revenue	2,703	2,253	20
EBITDA	362	330	10
EBITDA Margin %	13.4%	14.6%
Net Income (PAT)	220	246	(10)
Net Income (PAT) %	8.1%	10.9%

Cash Flow
Free cash flow (cash from operations plus cash used in investing)	114	104

	As at 30 June 2011	As at 31 March 2011

Balance Sheet
Net assets	1,678	1,475
Cash and cash equivalents	1,383	1,028
Debt (excluding finance leases)	(1,678)	(1,382)
Net debt (debt excluding finance leases less cash)	(295)	(354)

KEY MILESTONES FOR QUARTER 1 2011/12

50th Anniversary of the E-Type

Celebration of 50 years of the Jaguar E-Type continued with the 50 Jaguar E-Types travelling in convoy through the capital city of London to 2011 Motorexpo at Canary Wharf.

New vehicle assembly plant in Pune, India

A new vehicle assembly plant was inaugurated in Pune, India on the 27 May 2011. The facility in the Maharashtra region of India will assemble Land Rover Freelander 2 vehicles supplied in Complete Knock Down (CKD) form from Jaguar Land Rover’s Halewood manufacturing plant in Liverpool.

Jaguar announces new 2.2 litre diesel engine in the XF

The new 12 model year XF will have the option of being equipped with a new 2.2 litre diesel engine which recently completed an epic journey of 816 miles from Castle Bromwich to Munich on a single tank of diesel.

The Range Rover ‘Evoque Live’ events

Events across the UK showcasing the new Range Rover Evoque have been held prior to its launch in September 2011. This has supported the growth in customer deposits to go beyond 18,000 and expressions of interest to more than 300,000.

Jaguar confirms launch of the C-X75 as an exclusive hybrid supercar

Jaguar announced in May 2011 its decision to build 250 C-X75 vehicles. It will offer performance on a par with the fastest production cars on the market, while adopting cutting-edge technology that offers remarkably economical running. Jaguar expects this hybrid supercar to deliver incredibly low CO2 emissions of less than 99g/km while being able to achieve in excess of 200mph.

The C-X75 will be developed in association with Williams F1 who will provide their engineering expertise in areas including aerodynamics, carbon composite manufacture and hybrid technologies.

AWARDS AND RECOGNITION FOR QUARTER 1 2011/12

Jaguar Land Rover honoured by Business in the Community with a gold rating in the Corporate Responsibility Index 2011 and a Big Tick Award for its Environmental Innovation Programme.

Jaguar Land Rover recognised as one of the leading UK companies in ‘The Times Top 50 Employers for Women’ list.

Land Rover and Red Cross won an award for the ‘Best long term partnership’ at the Third Sector Business Charity Awards 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Geopolitical environment

Economic conditions and financial markets within the UK and euro zone remained volatile during the reporting period to 30 June, 2011. The levels of inflation experienced within the euro zone have resulted in the European Central Bank increasing interest rates in both April and July. Other concerns within the European markets are mainly focused on the financial stability of Greece, Italy, Ireland, Spain and Portugal and the potential wider impact of defaulting on debt repayments.

In the US, there are concerns connected with the level of government debt and its ability to meet its repayment obligations. The austerity measures following the recent increase in the debt ceiling are likely to have a significant impact in its current growth and the US economy as a whole.

Whilst growth within the matured western markets remains slow, the company continues to benefit from significant growth in Chinese and Russian markets, where GDP and vehicle volume growth in the SUV and luxury model segments is significantly higher. GDP in China for the equivalent quarter was recorded at 9.5%, however there are concerns over the level of inflation and the risk of a property bubble. Measures are being taken by the Chinese government to manage the growth in inflation and the availability of credit.

The political instability within the Middle East and North Africa regions continues to provide uncertainty, resulting in fluctuating oil and energy prices, which is likely to have an impact on raw material prices. Raw material prices are expected to remain high as a result of increased demand for steel, aluminum and other precious metals as the global economy emerges from the recession of 2008/09.

Exchange rates have also fluctuated significantly during the period. Compared to the prior quarter the British pound has weakened against the euro, but strengthened against the US dollar.

The company continues to monitor relevant economic and volume indicators in order to manage production and vehicle distribution as well as hedging against currency risks (and material prices to he extent possible).

General trends in performance (including results of operations)

Results and prospects

Quarter financial result

The company has had a successful first quarter in FY12 compared to the equivalent quarter in FY11, mainly as a result of increased volumes in key growth markets i.e. China and Russia. The improved revenue and profit performance has also been a result of the model mix toward the premium of the respective brands. Cost efficiencies remain a key focus of the company’s management team, during this period of upwardly trending oil and raw material prices.

This result takes into account, that during this first quarter of the 2011/12, the company’s management has expended considerable effort and cost in putting into place mitigating actions to ensure continuity of supply, as well as supporting the rehabilitation of suppliers, impacted by the earthquake and tsunami in Japan. The company is pleased to announce that all mitigating actions have been successfully delivered and as a result this has meant that there was no impact to production.

Revenue and earnings

The company generated revenue of £2,703 million for quarter ending 30 June 2011, an increase of 20% over the equivalent quarter last fiscal year (£2,253 million for the Qtr1 FY11).

EBITDA growth

Consolidated EBITDA for the company increased by £32 million for the quarter to £362 million (£330 million for Qtr1 FY2011). The margin has reduced from 14.6% in the equivalent quarter in the prior year to 13.4%. In the same period last year exchange rates were more favourable.

Interest

The interest charge for the period includes £20 million of capitalised fees, expensed on repayment of debt on the issue of the bond in May 2011.

Net Income growth

Consolidated Net Income (PAT) for the quarter ending 30 June 2011 was £220 million (Qtr 1 FY11 £246 million). The reduction was driven by the significant less gain on retranslation of foreign currency debt and working capital balances, including the bond, at the balance sheet date (£40 million) and an increase in tax on profits (£19 million).

Strong volume growth

Consolidated retail volumes were 63,276 units for the quarter, an increase of 7% compared to the equivalent quarter in the prior year. Retail volumes for quarter ended 30 June 2011 were 12,557 units for Jaguar and 50,719 for Land Rover. Land Rover’s growth, compared to the equivalent quarter in the prior year was 12% whilst Jaguar’s volume reduced by 10%.

Retail volumes in the UK were 10,667 units, a 19% decrease on the equivalent quarter in the prior year, whilst the North American retail volumes were 13,918 an increase of 10%. Retail volumes in key growth markets saw further significant increases with China retail volumes ending the reporting period at 9,943 and Russia at 3,590, up on the equivalent quarter in the prior year by 48% and 55% respectively. There was positive growth in Europe of 22% resulting in a retail volume of 11,345.

Wholesale volumes for the quarter ended 30 June 2011 were 62,090 units an increase of 5% on the equivalent quarter in the prior year. At a brand level, wholesale volumes were 50,747 units for Land Rover and 11,343 units for Jaguar.

Performance in key geographical markets on retail basis

United States

The US premium car segment volumes increased by 7.9% in the first quarter, compared to the equivalent quarter in the prior year, with Jaguar up 12.5%. US premium SUV segment volumes were up 6.3% compared to the equivalent quarter in the prior year with Land Rover up 9.4%. US retail volumes for the quarter ending 30 June 2011 for the combined brands were 12,934 units.

UK

UK premium car segment volumes increased by 21.1% in the first quarter ending 30 June 2011, compared to the equivalent quarter in the prior year, with Jaguar volumes down by (-29.6%) for the quarter as Jaguar UK ran down stocks of 2011 model year product, prior to the introduction of the 2012 model year and the introduction of XF 2.2 litre diesel model which will enable Jaguar to compete in that segment. The UK premium SUV segment volumes increased by 16.8% in the first quarter compared to the equivalent quarter in the prior year, with Land Rover down (-14.6%) for the quarter. Jaguar and Land Rover combined retailed 10,667 units in the quarter ending 30 June 2011

Europe (excluding Russia)

Retail volumes for Jaguar Land Rover combined in the quarter for the Europe region were 13,813, a decrease of (-7.1%) compared to the equivalent quarter in the prior year. In the first quarter, the German premium car segment volumes increased by 9.8% compared to the same quarter in 2010, and the German premium SUV segment volumes increased by 32.2%. Jaguar retail volumes for the Europe region decreased by 33% for the quarter. Land Rover retail volumes for the Europe region for the quarter increased by 0.5%. Trading within certain European markets remained challenging throughout the quarter, Spain and Portugal in particular experienced reduced levels of consumer demand.

Russia

Russia’s premium car segment volumes increased by 47.2% in the first quarter, compared to the equivalent quarter in the prior year, with Jaguar up 15%. The Russian premium SUV segment volumes were up 51.1% compared to the equivalent quarter in the prior year with Land Rover up 59%. Russian retail volumes for the quarter ending 30 June 2011 for the combined brands were 3,590 units.

China

China’s premium car segment volumes (imports) increased by 23% for the first quarter of 2011, compared to the same quarter in 2010, with Jaguar volumes up 47% for the same quarter-to-quarter comparison. This improvement is driven by strong demand for the XJ 3.0 petrol model, introduced to the market in March 2011. The premium SUV segment (imports) increased in the first quarter by 61%, when compared to the same quarter in 2010.

Jaguar and Land Rover combined retailed 9,943 units in the first quarter of 2011. Jaguar retails in the quarter were up 47% compared to the same quarter in 2010, and its market share increased by 0.3 percentage points to 1.6%. Land Rover retails in the same quarter were up 48% compared to the same quarter in 2010, whilst its market share decreased by 1.0 percentage points to 12.0%.

Business risks and mitigating factors

As discussed in the Annual Report 2010-11 of the company, Jaguar Land Rover is exposed to various business risks including the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of the first quarter of 2011 Jaguar Land Rover employed 20,015 people worldwide including agency (June 2010 17,156). Approximately 1,000 of the people employed work overseas.

Liquidity and capital resources

As at 30 June 2011, on a consolidated level, the company had cash and cash equivalents of £1,383 million and undrawn committed facilities of £265 million. The total amount of cash and cash equivalents includes £453 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. A portion of this amount is subject to various restrictions or impediments on the ability of the company’s subsidiaries in certain countries to transfer cash across the group.

Borrowings

The following table shows details of the company’s financing arrangements as at 30 June 2011.

Facility	Facility amount	Maturity	Outstanding as at 30 June 2011	Undrawn as at 30 June 2011
	£ in millions		£ in millions	£ in millions
Committed
£500m Senior Notes 8.125% 2018	500.0	2018	500.0	0.0
$410m Senior Notes 7.75% 2018	255.0	2018	255.0	0.0
$410m Senior Notes 8.125% 2021	255.0	2021	255.0	0.0
Bank & other loans	385.4	2012-18	199.4	186.0
Receivables factoring facilities	215.6	2011-12	137.1	78.5
Preference shares	157.0	—	157.0	0.0
Subtotal	1,768.0		1,503.5	264.5

Uncommitted
Receivables factoring facilities	464.4	2011	0.0	464.4
Intercompany loan payable to TMLH	184.8	—	184.8	0.0
Other facilities	21.0	—	21.0	0.0
Subtotal	670.2		205.8	464.4

Capitalized costs	—	—	(31.9)	—

Total	2,438.2		1,677.4	728.9

Cash flow data

Net cash provided by operating activities was £511.1 million in the three months ended 30 June 2011 compared to £283.2 million during the three months ended 30 June 2010. The increase in operating cash flow was mainly driven by better management of working capital.

Net cash used in investing activities increased to £396.8 million in the three months ended 30 June 2011, compared with £179.5 million in the equivalent period in 2010. Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) was £373.7 million in the three months to 30 June 2011 and £167.0 million in the equivalent period of 2010. The company’s capital expenditure relates mostly to capacity expansion of its production facilities, quality and reliability improvement projects, and the introduction of new products, including the costs associated with the development of the Range Rover Evoque.

Net cash from financing activities was £240.2 million in the three months ended 30 June 2011 compared to net cash used in financing activities of £81.1 million in the three months ended 30 June 2010. Cash from financing activities in the three months ended 30 June 2011 reflects £1,000 million bond proceeds, less repayment of £264.4 million of long-term debt, £455.7 million (net) of short-term debt and finance expenses of £38.7 million. Cash used in financing activities in the three months ended 30 June 2010 reflected the repayment of short term debt of £61.5 million (net) and finance expenses of £18.2 million.

Acquisitions and disposals

There were no material acquisitions in the period.

Off-balance sheet financial arrangements

The company has no off-balance sheet financial arrangements other than commitments disclosed in Note 18.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer

Ratan N. Tata	Chairman and Director	2008
Ravi Kant	Director	2008
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Carl-Peter Forster	Director	2010

There were no changes to the Board of Directors in the period.

Condensed Consolidated Income Statement

for the three months ended 30 June 2011

	Three months ended 30 June 2011 (Unaudited) £m	Three months ended 30 June 2010 (Unaudited) £m

Revenue	2,703.4	2,253.2

Material and other cost of sales	(1,774.2)	(1,403.5)
Employee cost	(209.7)	(189.8)
Other expenses	(541.9)	(461.1)
Add back R&D costs	202.3	133.7
R&D costs not capitalised	(26.4)	(11.4)
Other income	8.5	8.9

Earnings before interest, tax, depreciation and amortisation	362.0	330.0
Depreciation and amortisation	(93.2)	(91.1)
Foreign exchange gain / (loss)	3.2	35.6
Finance income	3.7	2.0
Finance expense (net of capitalised interest)	(24.3)	(17.6)

Net income before tax	251.4	258.9
Income tax expense	(31.9)	(13.1)

Net income attributable to shareholders	219.5	245.8

Condensed Consolidated Statement of Comprehensive Income

for the three months ended 30 June 2011

	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 June 2010 (Unaudited)
	£m	£m

Net income attributable to shareholders	219.5	245.8
Other comprehensive income:
Currency translation gains	—	(10.9)
Actuarial gains and losses	(5.9)	(14.3)
Cash flow hedges booked in equity	(2.7)	—
Cashflow hedges moved from equity and recognised in the income statement	(8.0)	—

Total other comprehensive loss for the period	(16.6)	(25.2)

Total comprehensive income for the period attributable to shareholders	202.9	220.6

Condensed Consolidated Balance Sheet

at 30 June 2011

	Note	30 June 2011	31 March 2011
		£m (Unaudited)	£m (Audited)
Non-current assets
Investments	9	1.1	0.3
Other financial assets		94.5	68.5
Property, plant and equipment		1,320.0	1,230.8
Pension asset	17	1.0	0.9
Intangible assets		2,297.9	2,144.6
Deferred income taxes		118.3	112.2

Total non current assets		3,832.8	3,557.3

Current assets
Cash and cash equivalents		1,382.8	1,028.3
Trade receivables		546.6	567.2
Other financial assets	4	61.7	61.5
Inventories	5	1,231.6	1,155.6
Other current assets	6	281.2	293.2
Current income tax assets		12.3	12.5

Total current assets		3,516.2	3,118.3

Total assets		7,349.0	6,675.6

Current liabilities
Accounts payable		2,491.2	2,384.8
Short term borrowings and current portion of long term debt	13	409.1	863.4
Other financial liabilities	10	165.2	132.9
Provisions	11	274.5	246.3
Other current liabilities	12	374.2	360.2
Current income tax liabilities		83.0	79.8

Total current liabilities		3,797.2	4,067.4

Non-current liabilities
Long term debt	13	1,269.1	518.1
Other financial liabilities	10	18.8	20.4
Deferred income taxes		0.8	1.6
Provisions	11	584.8	592.7

Total non current liabilities		1,873.5	1,132.8

Total liabilities		5,670.7	5,200.2

Condensed Consolidated Balance Sheet (continued)

at 30 June 2011

	Note	30 June 2011	31 March 2011
		£m (Unaudited)	£m (Audited)
Equity attributable to equity holders of the company
Ordinary shares		1,500.6	1,500.6
Capital redemption reserve	15	166.7	166.7
Reserves/accumulated deficit	14	11.0	(191.9)

Equity attributable to equity holders of the company		1,678.3	1,475.4

Total liabilities and equity		7,349.0	6,675.6

These condensed consolidated interim financial statements were approved by the board of directors on 10 August 2011.

Company registered number: 6477691

Condensed Consolidated Statement of Changes in Equity

for the three months ended 30 June 2011

	Ordinary Shares £m	Capital redemption reserve £m	Reserves / accumulated deficit £m	Total Equity £m

Balance at 31 March 2010 (Audited)	644.6	—	(1,107.4)	(462.8)
Net income for the three months	—	—	245.8	245.8
Other comprehensive income for the three months	—	—	(25.2)	(25.2)

Total comprehensive income for the period	—	—	220.6	220.6
Cancellation of preference shares	—	—	47.8	47.8

Balance at 30 June 2010 (Unaudited)	644.6	—	(839.0)	(194.4)

	Ordinary shares £m	Capital redemption reserve £m	Reserves / accumulated deficit £m	Total Equity £m

Balance at 31 March 2011 (Audited)	1,500.6	166.7	(191.9)	1,475.4
Net income for the three months	—	—	219.5	219.5
Other comprehensive loss for the three months	—	—	(16.6)	(16.6)

Total comprehensive income for the period	—	—	202.9	202.9

Balance at 30 June 2011 (Unaudited)	1,500.6	166.7	11.0	1,678.3

Condensed Consolidated Cash Flow Statement

for the three months ended 30 June 2011

	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 June 2010 (Unaudited)
	£m	£m
Cash flows from operating activities
Net income attributable to shareholders	219.5	245.8
Depreciation and amortisation	93.2	91.1
Loss on sale of assets	3.1	—
Foreign exchange loss on loans	12.0	3.4
Income tax expense	31.8	13.2
Finance expense	24.3	17.6
Finance income	(3.7)	(2.0)
Exchange loss on derivatives	(0.7)	—

Cash flows from operating activities	379.5	369.1

Movement in trade receivables	20.7	(16.8)
Movement in other financial assets	3.0	10.5
Movement in other current assets	12.0	7.7
Movement in inventories	(76.0)	21.2
Movement in other non-current assets	—	0.1
Movement in accounts payable	152.1	2.6
Movement in other current liabilities	14.1	(62.5)
Movement in other financial liabilities	6.0	(10.6)
Movement in non-current liabilities	(2.8)	(23.2)
Movement in provisions	33.2	4.0

Cash generated from operations	541.8	302.1
Income tax paid	(30.7)	(18.9)

Net cash from operating activities	511.1	283.2

Cash flows used in investing activities
Investment in associate	(0.8)	—
Change in restricted deposit	(25.9)	(13.9)
Finance income received	3.6	1.4
Purchases of property, plant and equipment (net)	(191.7)	(44.7)
Acquisition of intangible assets	(182.0)	(122.3)

Net cash used in investing activities	(396.8)	(179.5)

Condensed Consolidated Cash Flow Statement (continued)

for the three months ended 30 June 2011

	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 June 2010 (Unaudited)
	£m	£m
Cash flows (used in) / from financing activities
Finance expense and fees paid	(38.7)	(18.2)
Proceeds from issuance of short-term debt	23.8	71.7
Repayment of short-term debt	(479.5)	(133.2)
Payment of lease liabilities	(1.0)	(1.0)
Proceeds from issuance of long-term debt	1,000.0	—
Repayment of long-term debt	(264.4)	(0.4)

Net cash from financing activities	240.2	(81.1)

Net change in cash and cash equivalents	354.5	22.6
Cash and cash equivalents at beginning of three months	1,028.3	679.9

Cash and cash equivalents at end of three months	1,382.8	702.5

Notes (forming part of the condensed interim financial statements)

1	Accounting policies

Basis of preparation

The information for the 3 months ended 30 June 2011 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover PLC have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting’ as IFRS as adopted by the European Union (‘EU’). There were no difference between these accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on historical cost basis except for certain financial instruments held at fair value and presented as required under IAS 34.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2011, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those accounts and the accounts for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibility section of the group’s annual report for the year ended 31 March 2011.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2011, as described in those financial statements.

Notes (continued)

2	Finance income and expense

Recognised in net income

	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 June 2010 (Unaudited)
	£m	£m

Finance income	3.7	2.0

Total finance income	3.7	2.0

	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 June 2010 (Unaudited)
	£m	£m

Total finance expense on financial liabilities measured at amortised cost	55.6	23.5
Impact of discount on provisions	(15.6)	4.3
Finance expense transferred to capitalised product development	(15.7)	(10.2)

Total finance expense	24.3	17.6

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 6.4% (3 months to 30 June 2010: 7.4%)

3	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

At beginning of period	10.1	16.3
Allowance made in the period	1.2	1.5
Allowance released in the period	—	(7.7)

At end of period	11.3	10.1

Notes (continued)

4	Other financial assets - current

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Advances and other receivables recoverable in cash	7.9	8.1
Derivative financial instruments	53.0	49.7
Other	0.8	3.7

	61.7	61.5

5	Inventories

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Raw materials and consumables	47.1	38.5
Work-in-progress	119.3	87.1
Finished goods	1,065.2	1,030.0

	1,231.6	1,155.6

6	Other current assets

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Prepaid expenses	30.3	35.0
VAT	250.9	258.2

	281.2	293.2

7	Taxation

Recognised in the income statement

The income tax for the 3 month period is charged at the best estimate of the effective annual rate expected to apply for the full year at each subsidiary undertaking.

8	Capital expenditure

Capital expenditure in the period was £191.7 million (3 month period to 30 June 2010: £44.7 million) on fixed assets and £197.7 million (3 month period to 30 June 2010: £132.5 million) on intangible assets, mainly capitalised engineering. There were no impairments, material disposals or changes in use of assets.

Notes (continued)

9	Investments

In June 2011, the company invested £750,000 to acquire a 50% stake in a joint venture advertising agency. The agency will act on an exclusive world-wide basis to provide advertising and branding support to the Jaguar brand. The arrangement has been set up to enable us to provide a consistent global brand message and drive growth across all markets.

10	Other financial liabilities

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Current
Liabilities for vehicles sold under a repurchase arrangement	128.2	121.4
Finance lease obligations	5.0	5.2
Interest accrued	13.7	1.1
Derivative financial instruments	18.3	5.2

	165.2	132.9

Non Current
Finance lease obligations	17.9	18.7
Other payables	0.9	1.7

	18.8	20.4

11	Provisions

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m
Current
Product warranty	250.8	226.3
Product liability	21.4	19.1
Provision for residual risk	2.3	0.9

Total current	274.5	246.3

Non current
Defined benefit obligations	292.9	290.5
Other retirement obligations	1.4	1.0
Product warranty	260.3	276.8
Provision for residual risk	9.5	6.1
Provision for environmental liability	20.7	18.3

Total non current	584.8	592.7

Notes (continued)

11	Provisions (continued)

Product warranty

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Opening balance	503.1	476.4
Provision made during the period	84.8	332.4
Provision used during the period	(61.2)	(305.8)
Impact of discounting	(15.6)	0.1

Closing balance	511.1	503.1

Product liability

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Opening balance	19.1	30.6
Provision made during the period	2.9	6.8
Provisions used in the period	(0.6)	(18.3)

Closing balance	21.4	19.1

Residual risk

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Opening balance	7.0	15.8
Provision made during the period	6.1	22.5
Provision used during the period	(1.3)	(31.3)

Closing balance	11.8	7.0

Environmental liability

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Opening balance	18.3	18.8
Provision made during the period	2.5	—
Provision used during the period	(0.1)	(0.5)

Closing balance	20.7	18.3

Notes (continued)

11	Provisions (continued)

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to four years after purchase, dependent on the market in which the purchase occurred.

Product liability provision

A product liability provision is maintained in respect of known litigation which the group is party to.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

12	Other current liabilities

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Liability for advances received	228.2	162.8
VAT payable	129.5	178.6
Others	16.5	18.8

	374.2	360.2

Notes (continued)

13	Interest bearing loans and borrowings

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Euro MTF listed bond	991.0	—
Loan from banks	344.7	789.5
Redeemable preference shares classified as debt	157.1	157.1
Intercompany loans payable to TMLH	185.4	434.9
Finance lease liabilities	22.9	23.9

	1,701.1	1,405.4
Less:
Current portion of bank loans	(223.7)	(428.5)
Current portion of other loans	(185.4)	(434.9)

Total short term borrowings and current portion of long term debt	(409.1)	(863.4)
Current portion of finance lease liabilities	(5.0)	(5.2)

Long term debt	1,287.0	536.8

Presented as long-term debt	1,269.1	518.1
Presented as long-term finance lease in non-current other financial liabilities	17.9	18.7

On 19 May 2011, the company issued £1,000 million of listed bonds. The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

The bonds are fixed rate and £500 million denominated in GBP and £500 million denominated in USD. £750 million is due for repayment in 2018 and the remaining is due in 2021.

The bond funds raised are used to repay both long and short term debt and provide additional cash facilities for the group.

14	Other reserves

The movement of reserves and accumulated deficit is as follows:

	Translation reserve	Hedging reserve	Pension Reserve	Profit and loss reserve	Total Reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2011	(383.3)	21.8	(535.2)	704.8	(191.9)
Net income for the period	—	—	—	219.5	219.5
Loss on cash flow hedge	—	(10.7)	—	—	(10.7)
Deferred tax	—	2.8	(2.8)	—	—
Movements in employee benefit plan	—	—	(5.9)	—	(5.9)

Balance at 30 June 2011	(383.3)	13.9	(543.9)	924.3	11.0

Notes (continued)

14	Other reserves (continued)

	Translation reserve	Hedge reserve	Pension Reserve	Accumulated deficit: profit and loss reserve	Total Reserves / accumulated deficit
	£m	£m	£m	£m	£m

Balance at 1 April 2010	(506.7)	—	(221.8)	(378.9)	(1,107.4)
Net income for the period	—	—	—	1,035.9	1,035.9
Foreign currency translation	123.4	—	—	—	123.4
Gain on cash flow hedge	—	29.5	—	—	29.5
Cancellation of preference shares	—	—	—	47.8	47.8
Deferred tax	—	(7.7)	7.7	—	—
Movements in employee benefit plan	—	—	(321.1)	—	(321.1)

Balance at 31 March 2011	(383.3)	21.8	(535.2)	704.8	(191.9)

15	Capital redemption reserve

On 31 March 2011, the company converted all of its USD ordinary share capital and all of its USD preference shares into £1,500.6 million of £1 Ordinary shares and £157.1 million of £1 7.25% preference shares. In the process, a capital redemption reserve of £166.7 million was created.

16	Dividends

During both the periods no dividends were paid or proposed on the ordinary shares. A dividend of £2.8 million was accrued on the non-cumulative preference shares.

Notes (continued)

17	Employee benefits

Jaguar Cars Limited and Land Rover, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited, Land Rover, UK and overseas subsidiaries which operate defined benefit pension plans.

Change in net pension liability

	Three months ended 30 June 2011 (Unaudited)	Year to 31 March 2011 (Audited)
	£m	£m

Net pension liability at beginning of the period	(289.6)	(101.0)
Service cost	(25.6)	(106.4)
Interest cost	(59.8)	(216.1)
Actuarial loss	—	(195.8)
Expected return on assets	60.1	241.6
Employer contributions and other changes	28.9	213.4
Change in restriction on asset and onerous obligation	(5.9)	(125.3)

Net pension liability at end of period	(291.9)	(289.6)

Amount recognised in the balance sheet consists of

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Present value of defined benefit obligations	(4,358.8)	(4,300.1)
Fair value of plan assets	4,234.3	4,172.0
Restriction on asset and onerous obligation	(167.4)	(161.5)

Net liability	(291.9)	(289.6)

Non current assets	1.0	0.9
Non current liabilities	(292.9)	(290.5)

Notes (continued)

17	Employee benefits (continued)

The range of assumptions used in accounting for the pension plans in both periods are set out below:

%
Discount rate	5.5
Rate of increase in compensation level of covered employees	3.9
Inflation increase	3.4
Expected rate of return on plan assets	6.2

For the valuation at 31 March 2011, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There is an allowance for future improvements in line with the CMI (2010) projections and an allowance for long term improvements of 1.00% per annum.

Notes (continued)

18	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £17.1 million (31 March 2011: £10.8 million) which management have not recognised as they are not considered probable.

Other claims

There are other claims against the group, the majority of which pertains to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers. The group has not provided £1.3 million (31 March 2011: £1.4 million) for tax matters in dispute as it is not considered probable that these will be settled in an adverse position for the group.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £421.32 million (31 March 2011: £451.5 million) and £4.8 million (31 March 2011: £3.5 million) relating to the acquisition of intangible assets.

The group has entered into various contracts with vendors and contractors which include obligations aggregating £741.5 million (31 March 2011: £689.0 million) to purchase minimum or fixed quantities of material.

There are guarantees provided in the ordinary course of business of £21.9 million (31 March 2011: £23.3 million), of which £14.6 million (31 March 2011: £14.3 million) are to HMRC.

Financial Instruments

During the three month period to 30 June 2011, the group entered into a number of cash flow derivative contracts to manage its foreign currency exposure. To the extent allowed under IAS 39 ‘Financial Instruments: Recognition and Measurement’ the derivatives are accounted for as cash flow hedges.

Notes (continued)

19	Capital management

The company’s objectives for managing capital are to create value for shareholders, to safeguard business continuity and support the growth of the company.

The company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The company’s policy is aimed at a combination of short-term and long-term borrowings.

The company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the company.

Total debt includes all long and short-term debts as disclosed in note 13 to the financial statements. Equity comprises all reserves.

The following table summarises the capital of the company:

	30 June 2011 (Unaudited)	31 March 2011 (Audited)
	£m	£m

Equity	1,678.3	1,475.4

Short term debt	414.1	868.6
Long term debt	1,287.0	536.8

Total debt	1,701.1	1,405.4

Total capital (debt and equity)	3,379.4	2,880.8

20	Related party transactions

The company’s related parties principally consist of Tata Sons Limited, subsidiaries of Tata Sons Limited, associates and joint ventures of Tata Sons Limited (including Tata Motors Limited). The company routinely enters into transactions with these related parties in the ordinary course of business. The company enters into transactions for the sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements for the year ended 31 March 2011.

	With associates of the parent (Unaudited)	With parent company (Unaudited)
	£m	£m

Sale of products	—	38.7
Services received	34.0	—
Trade and other receivables	—	5.5
Accounts payable	10.5	—
Loans payable	—	434.9

Notes (continued)

20	Related party transactions (continued)

The following table summarises related party transactions and balances included in the consolidated condensed interim financial statements for the period ended 30 June 2011.

	With associates of the parent (Unaudited)	With parent company (Unaudited)
	£m	£m
Sale of products	11.4	—
Services received	8.3	—
Trade and other receivables	2.4	—
Accounts payable	8.0	—
Interest paid	—	2.8
Loans payable	—	342.5

Compensation of key management personnel

	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 June 2010 (Unaudited)
	£m	£m

Short-term benefits	2.3	1.2

Jaguar Land Rover Results for the quarter ended 30 June 2011

11 August 2011

Disclaimer

Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover PLC and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.

• Q1 FY12 represents the period from 1 April 2011 to 30 June 2011

• Q1 FY11 represents the period from 1 April 2010 to 30 June 2010

• Consolidated results of Jaguar Land Rover PLC and its subsidiaries contained in the presentation are under IFRS as approved in the EU

2

Participants

Unni Menon

Group Finance Director Jaguar Land Rover PLC

Kenneth Gregor

CFO Jaguar Land Rover

Bennett Birgbauer

Treasurer Jaguar Land Rover

C. Ramakrishnan

CFO Tata Motors

Vijay Somaiya

Head of Treasury & Investor Relations Tata Motors

3

Agenda

Key topics Page

Financial performance 5

Looking ahead 14

Closing Q&A 18

4

Financial performance

Retail volumes 63,276 units, up 4,188 units or 7% Wholesale volumes 62,090 units, up 2,889 units or 5%

EBITDA £362m, up £32m from £330m

Net income before tax £251m, in line with prior year of £259m

Free cash flow £114m, in line with prior year of £104m, after increase in product spending

Cash £1.4bn and undrawn committed bank lines £265m

1 comparisons are with Q1 of FY11

5

Key financial metrics

Key metrics

Quarter Ended 30 June

(£ millions, unless stated) 2011 2010 Change

Retail volumes (‘000 units) 63 59 7%

Wholesale volumes (‘000 units) 62 59 5%

Revenues 2,703 2,253 450

EBITDA 362 330 32

EBITDA % 13.4% 14.6% (1.2)ppt

Net income before tax 251 259 (8)

Free cash flow (1) 114 104 10

Cash 1,383 703 680

1 cash from operating activities after investing activities

6

Year over year PBT drivers

Wholesale volumes up 2,889 units supported by strong market and product mix

Continued strong growth in China and developing markets supported by the launch of our national sales company in China

Strong higher margin product mix, eg Range Rover, Ranger Rover Sport, Discovery and XJ

Less favourable foreign exchange environment, offset partially by hedging (avg. £/$ rate 1.63 in Q1 FY12 vs 1.50 in Q1 FY11)

Unfavourable revaluation of foreign currency-denominated assets and liabilities

7

Retail volumes by carline

Jaguar – Q1 FY12 vs Q1 FY11

down 10%
13,894
12,557
1,552
9,628
2,456
1,454
4
6,732
4,367
Q1 FY11
Q1 FY12
XK
X-Type
XF
XJ

up 12%
45,194
50,719
13,192
5,660
11,850
9,983
4,509
12,985
7,554
13,854
11,514
4,812
Q1 FY11
Q1 FY12
Freelander
Range Rover
Range Rover Sport
Discovery
Defender

8

Retail volumes by carline

Jaguar – Q1 FY12 vs Q1 FY11

down 10%

13,894

1,552 258

9,628

2,456

Q1 FY11

12,557

1,454 4 6,732

4,367

Q1 FY12

XK X-Type XF XJ

up 12%

45,194

13,192 5,660 11,850 9,983

4,509

Q1 FY11

50,719

12,985 7,554 13,854 11,514

4,812

Q1 FY12

Freelander

Range Rover

Range Rover Sport Discovery

Defender

Land Rover – Q1 FY12 vs Q1 FY11

8

Retail volumes by geography

UK
down 19%
13,228
10,667
9,054
7,729
4,174
2,938
Q1 FY11
Q1 FY12
North America
up 10%
12,636
13,918
8,912
9,775
3,724
4,143
Q1 FY11
Q1 FY12
China
up 48%
6,717
9,943
5,787
8,577
930
1,366
Q1 FY11
Q1 FY12
Q1 FY12
All Other Markets (RoW) 17.9%
UK 16.9%
Russia 5.7%
North America 22.0%
Europe (excl.Russia) 22%
China 15.7%
Total: 63,276 units
Europe (excl Russia)
down 7%
14,861
13,813
11,526
11,582
3,335
2,231
Q1 FY11
Q1 FY12
Russia
up 55%
2,323
3,590
2,077
3,307
246
283
Q1 FY11
Q1 FY12
All Other Markets (RoW)
up 22%
9,323
11,345
7,838
9,749
1,485
1,596
Q1 FY11
Q1 FY12
Q1 FY11
All Other Markets (RoW) 15.8%
UK 22.4%
Russia 4%
Europe(excl. Russia) 25.2%
North America 21.4%
China 11.4%
Total: 59,088 units
Land Rover
Jaguar

9

Retail volumes by geography

UK

down 19%

13,228

9,054

4,174

Q1 FY11

10,667

7,729

2,938

Q1 FY12

North America

up 10%

12,636

8,912

3,724

Q1 FY11

13,918

9,775

4,143

Q1 FY12

China

up 48%

6,717

5,787

930

Q1 FY11

9,943

8,577

1,366

Q1 FY12

All Other Markets (RoW) 17.9%

Russia 5.7%

Europe (excl.Russia) 22%

UK 16.9%

North America

22.0%

China 15.7%

Total: 63,276 units

Europe (excl Russia) down 7%

14,861

11,526

3,335

Q1 FY11

13,813

11,582

2,231

Q1 FY12

Russia up 55%

2,323

2,077 246

Q1 FY11

3,590

3,307

283

Q1 FY12

All Other Markets (RoW) up 22%

9,323

7,838

1,485

Q1 FY11

11,345

9,749

1,596

Q1 FY12

Q1 FY11

All Other Markets (RoW) 15.8%

Europe(excl. Russia)

25.2%

Russia 4%

China

11.4%

North

America

21.4%

UK 22.4%

Total: 59,088 units

Land Rover

Jaguar

9

Strong profit performance

Consolidated income statement

Quarter Ended 30 June

(£ millions, unless stated) 2011 2010 Change

Revenues 2,703 2,253 450

Material cost of sales (1,774) (1,404) (370)

Employee costs (210) (190) (20)

Other expenses (net) (533) (452) (81)

Product development costs capitalised 176 122 54

EBITDA 362 330 32

Depreciation and amortisation (93) (91) (2)

Foreign exchange gain/(loss) (net) 3 36 (33)

Net finance expense (21) (16) (5)

Net income before tax 251 259 (8)

Income tax expense (32) (13) (19)

Net income after tax 220 246 (26)

10

Strong cash generation

Consolidated cash flow statement

Quarter Ended 30 June

(£ millions, unless stated) 2011 2010 Change

Cash from operating activities 380 369 11

Working capital changes and income tax paid 132 (86) 218

Cash flow from operations 511 283 228

Investment in tangible and intangible assets (374) (167) (207)

Other (including finance income) (23) (13) (10)

Free cash flow (before financing) 114 104 10

Changes in debt 280 (63) 343

Finance expenses and fees (39) (18) (21)

Net change in cash & cash equivalents 355 23 332

Cash & cash equivalents - beg. of period 1,028 680 348

Cash & cash equivalents - end of period 1,383 703 680

11

Sound financial health

Key financial indicators

30 June 31 March

(£ millions, unless stated) Change

2011 2011

Cash 1,383 1,028 355

Undrawn committed lines 265 356 (91)

Undrawn uncommitted lines 464 411 53

Total liquidity 2,112 1,795 317

Total equity 1,678 1,475 203

Net debt (excl. finance leases) 295 354 (59)

Net debt / equity 17.6% 24.0% (6.4)ppt

12

Agenda

Key topics Page

Financial performance 5

Looking ahead 14

Closing Q&A 18

13

All-new Range Rover Evoque

Winner of Auto Express ‘Car of the Year’ Award and ‘Best Compact SUV’

Range Rover Evoque: Successful And Sold Out

OMNIAUTO - Italy

Range Rover Evoque: Trend-Setter

AUTO - Italy

Job One 4th July

Evoque

All-new Range Rover product

The smallest, lightest, most fuel efficient Range Rover ever

Class-leading sustainability: sub 130g/km CO2 with 58mpg combined fuel economy (front-wheel-drive coupé combined with the 150PS 2.2-litre engine)

14

Product actions – Jaguar XF 2012 MY

The Cat Ups The Beat

Press Event: Presentation Of The Jaguar XF 2.2 D

30 Jun 11, AUTO-MEDIENPORTAL.NET, Peter Schwerdtmann

The entrance diesel model shows style,

elegance and power

AUTOZEITUNG

This new XF has massive appeal, partly due to its more contemporary look and partly due to its attractive £30k list price .... you can be safe in the knowledge that you’re driving one of the best executive cars on sale. 5/5 stars

WHAT CAR? UK

XF

• New contemporary exterior echoes flagship XJ

• Upgraded interior with cutting-edge technology

• Introduction of 2.2 Ltr Diesel including stop-start

• 8 speed transmission and TDV6

• Comprehensive powertrain updates improve performance and economy

15

Summary

Strong financial performance in Q1 FY12 Going forward in FY12 focus is on - launching all-new Range Rover Evoque

- launching the new 2012 MY Jaguar XF and other refreshed Jaguar and Land Rover products

- continuing to monitor economic and sales trends closely to balance sales and production

- continuing with planned investments in future new products and technologies to enable profitable growth and meet customer and regulatory CO2 requirements

16

Agenda

Key topics Page

Financial performance 5

Looking ahead 14

Closing Q&A 18

17

Q&A

18

Additional Slides

19

Strong balance sheet

Consolidated balance sheet

30 June 2011 31 March 2011

(£ millions, unless stated) Change

Cash & cash equivalents 1,383 1,028 355

Other assets 5,966 5,648 318

Total assets 7,349 6,676 673

Total debt (excl. finance leases) 1,678 1,382 296

Other liabilities 3,993 3,819 174 Total liabilities 5,671 5,201 470

Total equity 1,678 1,475 203

Total liabilities and equity 7,349 6,676 673

20

Product and other investment

Details

Quarter Ended 30 June

(£ millions, unless stated) 2011 2010 Change

R&D expense

Capitalised 176 123 53

Expensed 26 11 15

Total R&D expense 202 134 68

Investment in tangible assets 192 44 148

Investment in other intangible assets 6 - 6

Total product and other investment 400 178 222

21